Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

_____________________________________

James A. Lebovitz

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

August 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	JetPay Corporation (f/k/a Universal Business Payment Solutions Acquisition Corporation) Amendment No. 3 to Registration Statement on Form S-3 Filed July 17, 2013, File No. 333-187339

Ladies and Gentlemen:

On behalf of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), we hereby revise our responses to the first and second comments raised by the staff (the “Staff”) of the Commission in the letter dated August 1, 2013 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

1.	We note your selling stockholder table contains the following broker-dealers:

•	Wedbush Morgan Securities, Inc.
•	EarlyBirdCapital, Inc.
•	Rodman & Renshaw LLC
•	I-Bankers Securities, Inc.
•	First New York Securities, LLC
•	Citadel Securities LLC

Further, the following selling stockholders are affiliates of underwriters of your initial public offering:

•	Maxim Partners LLC
•	IFMI LLC

Please revise to clarify whether the shares offered by the entities above were obtained as compensation for capital formation services. To the extent that any of the broker-dealers did not obtain the shares to be resold as compensation in connection with capital formation services, please revise your registration statement to identify those sellers as underwriters. Your response letter should describe the transactions in which each broker-dealer acquired the securities they propose to resell.

United States Securities and Exchange Commission August 30, 2013 Page 2

Response:

The Company accepts the Staff’s comment and has revised the selling stockholder table to disclose that the shares offered by certain of the entities were obtained as compensation in connection with the Company’s initial public offering. The Company has deleted the shares owned by those entities who would be deemed underwriters.

2.	While we note that none of your 5% or more entity selling stockholders are affiliated with broker-dealers (other than the Wolf Creek funds), please revise to clarify whether any of your other selling stockholders that are legal entities are affiliated with broker-dealers. If so, please revise to state whether the seller purchased their shares in the ordinary course of business, and at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that you are unable to provide such disclosure, for a legal entity that is a selling shareholder, identify it as an underwriter.

Response:

The Company accepts the Staff’s comment and has added disclosure in the selling stockholder section to clarify whether any selling stockholders other than (i) the Company’s 5% or more selling stockholders (other than the Wolf Creek funds) that are legal entities and (ii) stockholders that are legal entities that in the aggregate hold less than 1% of the Company’s current outstanding shares are affiliated with broker-dealers. In connection with this disclosure, the Company has removed First New York Securities, LLC and Citadel Securities LLC from the table as it was unable to obtain the necessary information from such stockholders.

3.	Please identify the natural persons that exercise sole or shared investment or voting power over the shares held of record by AQR Capital Management, LLC, consistent with Item 507 of Regulation S-K. See Compliance & Disclosure Interpretations No. 240.04 for Regulation S-K for further guidance.

Response:

The Company accepts the Staff’s comment and has added disclosure identifying the natural persons that exercise sole or shared investment or voting power over the shares held of record by AQR Capital Management, LLC.

* * * * * * * * * *

United States Securities and Exchange Commission August 30, 2013 Page 3

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510) or Josh Schmidt at 215.994.2468 (or by facsimile at 215.655.2468). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

JAL/ncp